

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 13, 2011

<u>Via E-Mail</u>
Mr. Amir Loberman
Chief Financial Officer
D. Medical Industries Ltd.
2 HaSadna Street
Tirat-Carmel 39026, Israel

> **Re: D. Medical Industries Ltd.**
> **Form 20-F for the Year Ended December 31, 2010**
> **Filed June 13, 2011**
> **File No. 001-34830**

Dear Mr. Loberman:

We have reviewed your response letter dated October 5, 2011 and filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response and file the amendment. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

<u>Form 20-F for the Fiscal Year Ended December 31, 2010 filed June 13, 2011</u>

<u>Item 15. Controls and Procedures, page 116</u>

1.   We note that the proposed revisions to your disclosure in response to comment 3 refer to *controls and procedures* and not *disclosure controls and procedures*. As previously requested, please amend your Form 20-F to include a conclusion that states whether or not disclosure controls and procedures are effective or are not effective. Refer to Item 307 of Regulation S-K.

You may contact Jeanne Bennett at (202) 551-3606 or Kaitlin Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or Geoffrey Kruczek, Senior Attorney at (202) 551-3641 with any other questions. You may also contact me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant